

Exhibit 99.1

UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

United Fire Group, Inc. Increases and Declares Common Stock Cash Dividend

CEDAR RAPIDS, IOWA-May 15, 2013- Today, the Board of Directors of United Fire Group, Inc. (NASDAQ: UFCS) (the "Company") declared a common stock quarterly cash dividend of $0.18 per share. This is a 20 percent increase from the prior quarterly dividend of $0.15 per share. This dividend will be payable June 14, 2013, for shareholders of record as of May 31, 2013.

"Our company has a very long history of rewarding shareholders through the payment of dividends," stated Randy Ramlo, President and Chief Executive Officer. "We have paid a dividend every quarter since March 1968. The Board's actions today reflect what we believe is an appropriate means of addressing shareholder value at this time. We believe that investors will find merit in this significant dividend increase along with our recent stock price appreciation. We will, however, continue to believe that future investment in profitable growth opportunities is our best means of shareholder enrichment and will actively pursue those opportunities as well."

About United Fire Group, Inc.:

Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance and life insurance as well as selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

For more information about United Fire Group, Inc. visit www.unitedfiregroup.com.

Contact:

Anita Novak, Director of Investor Relations, 319-399-5251 or alnovak@unitedfiregroup.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	001-34257	45-2302834
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under The Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

At a meeting of the Board of Directors of United Fire Group, Inc. held on May 15, 2013, the directors declared a $0.18 per share quarterly dividend which will be paid June 14, 2013 to common stock shareholders of record as of May 31, 2013.

Item 9.01. Financial Statements and Exhibits

(a)   None.

(b)   None.

(c)   None.

(d)   Exhibits.

The following exhibits are furnished herewith:

Exhibit Number	Exhibit Description
99.1	Press release of United Fire Group, Inc. dated May 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED FIRE GROUP, INC.

Date: May 15, 2013

By: /s/ Randy A. Ramlo

Name: Randy A. Ramlo
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press release of United Fire Group, Inc. dated May 15, 2013.